Exhibit 99.2

MEMORANDUM

September 12, 2019

To:	All Fibrocell Science, Inc. Employees

From:	John Maslowski

Re:	Fibrocell to be Acquired by Castle Creek Pharmaceutical Holdings, Inc.

This afternoon, we announced that Castle Creek Pharmaceutical Holdings, the parent company of Castle Creek Pharmaceuticals, LLC, has entered into a definitive agreement to acquire our company. The transaction is expected to close in the fourth quarter of this year after shareholder approval has been secured. Until that time, Fibrocell will continue to operate as a separate, independent company, focused on maintaining strong operational performance for our customers and continuing to build the foundations for our future growth.

Following an initial approach by Castle Creek earlier this year, Fibrocell’s Board of Directors and executive management team carefully weighed the pros and cons of being acquired by another company or remaining independent. As a part of these deliberations, we took full account of the tremendous accomplishments of our employees over many years and, in particular, the great progress all of you have made over the last few years. In fact, it was in large measure a result of the company’s recent achievements and future potential that Fibrocell became a very attractive acquisition candidate.

Many of you are already familiar with Castle Creek as we are currently partners with respect to the development and commercialization of FCX-007. Castle Creek is a biopharmaceutical company focused on the treatment of patients with rare, debilitating and serious dermatologic conditions. Like our company, they are a technology pioneer with a strong emphasis on innovation. And like us, they are an organization of the highest integrity and ethics and with steadfast commitments to their people and communities.

From Fibrocell’s standpoint, I am convinced that this strategic combination will be very good for our people, our patients and our investors. For our employees, it will provide substantially increased technical and financial resources to allow us to pursue exciting new opportunities that require greater scale and depth than we currently possess. Castle Creek deeply values our skilled operating workforce and robust manufacturing facilities, and plans to build our headquarters here in Exton into the hub of a leading gene therapy company. This will greatly expand career options for our employees as part of a larger, more diverse enterprise. And it will not affect our existing compensation, health care, retirement and other benefit plans in 2019 or most of 2020.

Finally, for our investors (including many employees who are also stockholders), the combination will generate truly compelling financial results. In particular, the acquisition price of $3.00 per share represents a 63% premium compared to the company’s average trading levels during the last month and, together with our net debt, values the company at about $63.3 million.

I expect that you will have questions about a variety of topics, ranging from how our business systems and processes may evolve as we become an integrated part of Castle Creek’s enterprise, to career opportunities that may be available to our employees. We plan to conduct a series of employee briefings in the months ahead, answering as many of these questions as possible regarding the transaction and Castle Creek.

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Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed acquisition of Fibrocell Science, Inc. (the “Company”) by Castle Creek Pharmaceuticals, the Company will file with the SEC and mail or otherwise provide to its stockholders a proxy statement regarding the proposed transaction.  Investors and security holders are urged to read the proxy statement and other documents relating to the acquisition when they become available, because they will contain important information about the proposed transaction.  Investors and security holders may obtain a free copy of the proxy statement and other documents that the Company files with the SEC (when available) from the SEC’s website at www.sec.gov and the Company’s website at www.fibrocell.com. In addition, the proxy statement and other documents filed by the Company with the SEC (when available) may be obtained from the Company free of charge by directing a request to Fibrocell Science, Inc., Corporate Secretary, 405 Eagleview Blvd., Exton, Pennsylvania 19341, telephone: (484) 713-6000.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed acquisition of the Company by Castle Creek Pharmaceutical Holdings. Security holders may obtain information regarding the names, affiliations and interests of such individuals in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 27, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on April 29, 2019.  Additional information regarding the interests of such individuals in the proposed acquisition of the Company by Castle Creek Pharmaceutical Holdings will be included in the proxy statement relating to such acquisition when it is filed with the SEC.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s website at www.fibrocell.com.